UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

ARKANSAS BEST CORP
 (Name of Issuer)


COMMON STOCK
(Title of Class of Securities)

040790107
(CUSIP Number)

DKR Management Company Inc.
(formerly AIG International Management Company, Inc)
1281 East Main Street
Stamford, Connecticut 06902
(203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


January 17, 2001
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 X	Rule 13d-1(b)	Qualified Institutional Investor
  	Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 065908501

1.  Name of Reporting Person I.R.S. Identification Nos. of Above
Persons (entities only)

 DKR Management Company Inc. (IRS Identification No. 22-3095881)

2. Check the Appropriate Box If A Member Of A Group (See
Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares 	5. Sole Voting Power  471,505 shares of preferred
						    security convertible into
						    1,197,481.249 shares of
						    common stock

Beneficially
Owned by 		6. Shared Voting Power	0
Each
Reporting		7. Sole Dispositive Power 471,505 shares of
							  preferred security    									  convertible into
							  1,197,481.249 shares of
						        common stock

Person
With			8. Shared Dispositive Power	  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

471,505 shares of preferred security convertible into 1,197,481.249 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares(See Instruction)

11. Percent of Class Represented by Amount in Row 9
5.65% of Common Stock

12. Type of Reporting Person (See Instructions)    1A

CUSIP No. 065908501

Item 1:	Security and Issuer

1(a) 	Name of Issuer

Arkansas Best Corp

1(b)	Address of Issuer's Principal Executive Offices
3801 Old Greenwood Road
Fort Smith, AR 72903
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

 DKR Management Company Inc.

2(b)	Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/Corporation organized

Delaware, USA

2(d)	Title of Class of Security

Common Stock

2(e)

Cusip Number   06590851

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a: or 13d-2(b), the person filing is a:

CUSIP No. 040790107

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment
Company Act,
e. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership


4(a)	Amount Beneficially Owned

The preferred securities do not have any voting rights. As of January 24, 2001, an aggregate of 471,505 shares of the preferred convertible into 1,197,481.249 shares of common stock were beneficially owned by DKR Management Company Inc. (DKRMCI) as a registered investment advisor to certain funds managed by DKR (formerly, AIG International Management Company, Inc.).DKR Management Company Inc. disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

5.65 %

(The percentage was calculated by dividing 1,197,481.249 shares which the corporate securities held by DKR Management Company Inc. would be exercisable into by 21,170,481.25 (which represents the sum of 19,973,000 shares (outstanding based on the latest information provided by Bloomberg) and 1,197,481.249 shares
(representing the number of shares that would be held by DKR
Management Company Inc. upon the exercise of the preferred security)).


4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote

The preferred securities do not have any voting rights.
The preferred securities herein have no voting rights and are convertible into 1,197,481.249 shares of common stock .

CUSIP No. 156708109

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

471,505 shares of preferred security convertible into 1,197,481.249 shares of common stock

(iv) Shared power to dispose or to direct the disposition of

0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent on Behalf of Another
Person.

DKR Management Company Inc. (formerly known as AIG International
Management Company, Inc.) ("DKRMCI") a registered investment adviser, has entered into an Advisory Services Agreement with Basso Securitiies Ltd. to act as the portfolio manager to certain funds managed by DKRMCI.

As such, DKRMCI, the investment manager to the funds and Basso Securities Ltd. (has already filed From 13G) each has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.

Item 7: Reported on By the 	Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

CUSIP No. 156708109

Item 8:	Identification and Classification of Members of the
Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January  29, 2001


/s/ Barbara Burger
Signature
Barbara Burger
Vice President